UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

145 Bank Street (Webster Plaza)

Waterbury, CT 06702

Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Webster Bank Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 25, 2012

WEBSTER BANK RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Investments, at fair value:
Registered investment companies	$163,119,926	$164,482,203
Common/collective trust fund	26,894,219	26,087,252
Webster Financial Corporation common stock	29,999,161	31,109,841
Money market fund	3,836,281	1,475,593
Cash and cash equivalents	272,798	207,827

Total investments	224,122,385	223,362,716

Receivables:
Employer contributions	807,811	767,285
Participant contributions	594,580	658,316
Notes receivable from participants	5,253,730	5,098,518
Other	40,226	—

Total receivables	6,696,347	6,524,119

Net assets reflecting investments at fair value	230,818,732	229,886,835

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(653,440)	(214,418)

Net assets available for benefits	$230,165,292	$229,672,417

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2011	2010
Additions:
Additions to net assets attributed to:
Investment income:
Interest	$6,404	$—
Dividends	5,574,672	3,874,082

	5,581,076	3,874,082

Interest income on notes receivable from participants	237,593	253,182

Contributions:
Participant	12,984,465	12,603,022
Employer	11,065,541	10,970,323
Rollover	1,110,918	725,939

	25,160,924	24,299,284

Total additions	30,979,593	28,426,548

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	21,230,687	17,906,631
Administrative expenses	44,054	54,042

Total deductions	21,274,741	17,960,673

Net (depreciation) appreciation in fair value of investments	(9,211,977)	29,845,766

Net increase	492,875	40,311,641

Net assets available for benefits
Beginning of year	229,672,417	189,360,776

End of year	$230,165,292	$229,672,417

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant’s election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligibility service.

Contributions

Effective January 1, 2008 through February 28, 2009, Webster matched 100% of the first 2% of employees’ pre-tax contributions and 50% of the next 4% of an employees’ pretax contributions based on annual compensation, which were limited to $16,500 during 2009 and $15,500 in 2008. During the period from January 1, 2008 to February 28, 2009 Webster also made non-elective contributions to all plan participants equal to 2% of compensation. Employees age 35 or over on January 1, 2008 who were participants in the Webster Bank Pension Plan prior to the plan being frozen also received special transition credits ranging from 1% to 6% of compensation.

Effective March 1, 2009, Webster matches 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation. If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation. The 2% non-elective contribution has been eliminated. However, Webster continues to contribute the special transition credits.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

Participant Accounts

Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. A participant’s account vests in 2 or 3 years, depending on the employment date of the participant. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Participant Loans

Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account), vested interests will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), vested interests will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested interests greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained, and a participant’s “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires, whichever is later.

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.

Forfeited Accounts

In 2011 and 2010, employer contributions were reduced by $128,404 and $234,506 respectively, from forfeited non-vested accounts. At December 31, 2011 and 2010 the remaining forfeited non-vested accounts totaled $5,747 and $5,299, respectively. These accounts will be used to reduce future employer contributions.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain items in prior financial statements have been reclassified to conform to current presentation.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Plan invests in common/collective trust funds which invest in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Changes in the fair value of fully responsive investment contracts, and all other investments, are included in net appreciation/depreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

Administrative Expenses

All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the statements of changes in net assets available for benefits.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” In May 2011, the FASB issued ASU No. 2011-04 which will supersede most of the accounting guidance currently found in Topic 820 of FASB’s ASC. The amendments will improve comparability of fair value measurements presented and disclosed in financial statements prepared with GAAP and International Financial Reporting Standards. The amendments also clarify the application of existing fair value measurement requirements. These amendments include (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The guidance is effective for the Company’s interim and annual periods beginning after December 15, 2011 and will be applied prospectively. The Company is currently evaluating the impact of the adoption of this accounting standards update on the Company’s financial statements.

3.	INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan’s net assets at fair value.

	December 31,		December 31,
	2011		2010

Registered investment companies
PIMCO Total Return Fund - Institutional Class	$21,230,512		$19,596,152
American Funds Growth Fund of America Class R4	15,121,168		17,061,075
Fidelity Mid Cap Stock Fund	13,243,900		14,143,834
Fidelity Diversified International Fund	(a	)	13,768,107
Fidelity Growth Company Fund - Class K	13,189,756		12,496,541
Fidelity Small Cap Stock Fund	(a	)	11,829,985
Common/collective trust fund
Fidelity Managed Income Portfolio II Class 1	26,894,219		(a	)
Fidelity Managed Income Portfolio	(a	)	24,765,755
Common stock
Webster Financial Corporation common stock	29,999,161		31,109,841

(a)	Investment is less than 5%

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

A summary of net (depreciation) appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	2011	2010
For the years ended December 31,
Registered investment companies	$(10,554,825)	$16,811,856
Webster Financial Corporation common stock	1,342,848	13,033,910

	$(9,211,977)	$29,845,766

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, there are no quoted market prices available. In such instances, fair values are determined using various valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.

Fair Value Hierarchy- The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2: Fair value is calculated using inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.) or inputs that are derived principally or corroborated by market data by correlation or other means.

•

Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used by the Company is presented below:

Registered investment companies

The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.

Common collective trust fund

The investments currently reside in the Fidelity Managed Income Portfolio. The Plan’s interests in the trust are valued based on the net asset values reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II Fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2 measurements.

Webster Financial Corporation common stock

Webster Financial Corporation common stock is stated at fair value as quoted on an active exchange, or Level 1 measurements.

Cash and cash equivalents

Cash and cash equivalents are recorded at cost, plus accrued interest, or Level 1 measurements.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

The investments valued at net asset value (NAV) as a practical expedient for fair value have no restrictions on redemptions and there were no unfunded commitments at December 31, 2011 and 2010 and no plans to sell investments at December 31, 2011 and 2010 other than normal participant redemptions at the stated NAV.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	At December 31, 2011				At December 31, 2010
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value of financial assets of the Plan:
Registered investment companies	$163,119,926	$163,119,926	$—	$—	$164,482,203	$164,482,203	$—	$—
Common collective trust fund	26,894,219	—	26,894,219	—	26,087,252	—	26,087,252	—
Webster Financial Corp. Common Stock	29,999,161	29,999,161	—	—	31,109,841	31,109,841	—	—
Money market mutual funds	3,836,281	3,836,281	—	—	1,475,593	1,475,593	—	—
Cash and Cash Equivalents	272,798	272,798	—	—	207,827	207,827	—	—

Total	$224,122,385	$197,228,166	$26,894,219	$—	$223,362,716	$197,275,464	$26,087,252	$—

5.	RELATED PARTY TRANSACTIONS

Certain of the Plan’s investments are managed by Fidelity Investments Institutional Operations Company. Because Fidelity Management Trust Company is an affiliate of Fidelity Investments Institutional Operations Company and is the Trustee as defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $44,054 and $54,042 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held 1,471,268 shares and 1,579,180 shares of Webster Financial Corporation common stock, respectively, with fair value of $30.0 million and $31.1 million respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from Webster Financial Corporation common stock of $211 thousand and $58 thousand respectively.

6.	PLAN TERMINATION

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the Chairman, which is appointed by Webster Bank’s Board of Directors.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

7.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500.

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$230,165,292	$229,672,417
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	653,440	214,418

Net assets available for benefits per Form 5500	$230,818,732	$229,886,835

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500:

	Year ended December 31 2011	Year ended December 31 2010
Net increase in net assets available for benefits per the financial statements	$492,875	$40,311,641
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	439,022	700,872

Net increase in net assets available for benefits per Form 5500	$931,897	$41,012,513

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

10.	AMENDMENTS

The Webster Bank Retirement Savings Plan was amended during the 2011 and 2010 plan years. The following information is meant to provide only a brief description of the amendments to the Plan during the 2011 and 2010 plan years. The Plan agreement should be referenced for complete information.

On June 14, 2010, the Board of Directors of Webster Bank amended the Plan to require the plan administrator to offer Webster Financial Corporation common stock as an investment option under the Plan. Prior to that date, the plan administrator had discretion regarding whether or not to offer Webster Financial Corporation common stock as an investment option.

On December 14, 2010, the Board of Directors of Webster Bank adopted an amendment and restatement of the Plan. This amendment and restatement included all of the changes required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and subsequently-enacted laws and regulations. The amendment and restatement also reflected all of the discretionary amendments to the Plan that were adopted since the October 22, 2001 amendment and restatement of the Plan. The Plan document should be referenced for complete information.

On December 21, 2011 the Board of Directors of Webster Bank adopted an amendment of the Plan. This amendment included all of the changes required by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and subsequently-enacted laws and regulations.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

EIN 06-0273620 PLAN NUMBER 003

Schedule H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest	Current Value
Registered investment companies
PIMCO Total Return Fund-Institutional Class	1,953,129 shares	$21,230,512
American Funds Growth Fund of America Class R4	530,195 shares	15,121,168
Fidelity Mid-Cap Stock Fund *	496,770 shares	13,243,900
Fidelity Growth Company Fund - Class K *	163,219 shares	13,189,756
Fidelity Diversified International Fund - Class K *	439,391 shares	11,195,678
Fidelity Balanced Fund *	581,062 shares	10,569,517
Fidelity Small Cap Stock Fund *	582,093 shares	9,627,824
American Funds Washington Mutual Investors Fund Class R4	279,503 shares	7,909,935
Fidelity Freedom K 2020 Fund *	567,909 shares	7,059,115
Fidelity Equity-Income Fund - Class K *	161,817 shares	6,681,438
American Funds Capital World Growth and Income Fund Class R4	181,770 shares	5,827,537
Spartan Total Market Index Fund - Investor Class*	158,730 shares	5,733,323
Fidelity Freedom K 2030 Fund *	419,657 shares	5,262,499
Fidelity Freedom K 2025 Fund *	332,997 shares	4,142,481
Davis NY Venture A	117,927 shares	3,832,614
Fidelity Freedom K 2015 Fund *	287,969 shares	3,493,060
Fidelity Freedom K 2040 Fund *	270,082 shares	3,394,931
Fidelity Freedom K 2035 Fund *	198,811 shares	2,491,106
Fidelity Freedom K 2010 Fund *	199,050 shares	2,408,501
Fidelity Freedom K 2050 Fund *	154,919 shares	1,959,727
Templeton Global Bond Fund Advisor Class	134,734 shares	1,666,660
Dodge & Cox International Fund	56,428 shares	1,649,965
Fidelity Freedom K 2045 Fund *	124,941 shares	1,581,750
Royce Pennsylvania Mutual Investment Fund	116,287 shares	1,251,250
Perkins Mid Cap Value CL T	55,781 shares	1,126,222
Fidelity Freedom K 2000 Fund *	43,036 shares	491,905

WEBSTER BANK

RETIREMENT SAVINGS PLAN

EIN 06-0273620 PLAN NUMBER 003

Schedule H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest	Current Value
Spartan International Index Fund - Fidelity Advantage Class*	16,294 shares	484,757
Fidelity Freedom K Income Fund *	35,169 shares	397,412
Fidelity Freedom K 2005 Fund *	7,962 shares	95,383

Total registered investment companies		163,119,926
Common/collective trust fund
Fidelity Managed Income Portfolio II Class 1*	26,240,779 shares	26,894,219
Common stock
Webster Financial Corporation *	1,471,268 shares	29,999,161
Money market fund
Fidelity US Treasury MM *	3,836,281 shares	3,836,281
Other investments
Fidelity Brokerage Link *		272,798
Notes receivable from participants
Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 10.5%	5,253,730

	Total	$229,376,115

*	Party-in-interest

Note: Investments are participant directed, therefore, cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 26, 2012	By:	/s/ Jeffrey N. Brown
Jeffrey N. Brown
Chairman of the Retirement
Plans Committee

Date:	June 26, 2012	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement
Plans Committee

Date:	June 26, 2012	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier
Member of the Retirement
Plans Committee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm